UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

CALIPER TECHNOLOGIES CORP.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

130876105

(CUSIP Number)

THE BERWIND COMPANY LLC

5 Hog Island Road

Philadelphia, PA 19153

Attention: Van Billet, Vice President

and Chief Financial Officer

(215) 563-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copies to:

Berwind Corporation

3000 Centre Square West

1500 Market Street

Philadelphia, PA 19102

Attention: Pamela I. Lehrer, Esq.,

Vice President and General Counsel

(215) 575-2319

and

Dechert LLP

4000 Bell Atlantic Tower

1717 Arch Street

Philadelphia, PA 19103

Attention: Carmen J. Romano, Esq.

(215) 994-4000

July 14, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 130876105	Page 1 of 13 Pages

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (Entities Only) The Berwind Company LLC I.R.S. Id No. 01-0627223

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 3,150,000 8. Shared Voting Power 0 9. Sole Dispositive Power 3,150,000 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,150,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 12.7%

14.	Type of Reporting Person 00

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Company Common Stock”), of Caliper Technologies Corp., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 605 Fairchild Drive, Mountain View, California 94043-2234.

ITEM 2.	IDENTITY AND BACKGROUND.

This Statement is being filed pursuant to Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by The Berwind Company LLC, a Delaware limited liability company (“Berwind”). Hereinafter, Berwind may sometimes be referred to as the “Reporting Person.”

Berwind is a limited liability company principally engaged, through its subsidiaries, in the ownership and operation of industrial, natural resources, financial, real estate and pharmaceutical businesses. The address of the principal business and executive offices of Berwind is 5 Hog Island Road, Philadelphia, Pennsylvania 19153. Berwind is a limited liability company owned by five trusts, each of which was organized in Pennsylvania (collectively, the “Berwind Trusts”). The name and address of the business and principal office of each of the Berwind Trusts is set forth in Schedule A hereto. The principal business of each Berwind Trust is to hold investments for the benefit of its beneficiaries.

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each director and officer of Berwind and of each trustee of the Berwind Trusts are set forth in Schedule A hereto.

During the last five years, neither Berwind, nor, to the best knowledge of Berwind, any of the persons referred to in this Item 2, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to a Stock Purchase Agreement, dated as of June 9, 2003, as amended by that certain Amendment No. 1 to Stock Purchase Agreement, dated as of July 10, 2003 (the “Stock Purchase Agreement”), among the Company, Berwind and Berwind Corporation, a Pennsylvania corporation, the Company agreed to acquire from Berwind all of the outstanding capital stock of ZYAC Holding Corporation, a Delaware corporation (“ZYAC”) and a wholly-owned subsidiary of Berwind (the “Purchase”). As part of the consideration for the Purchase, the Company agreed to issue to Berwind 3,150,000 shares of Company Common Stock. The Stock Purchase Agreement further provides that Berwind is entitled to receive up to an additional 787,500 shares of Company Common Stock on or before the 135th day following each of December 31, 2003 and December 31, 2004 (the “Contingent Shares”), if Zymark Corporation, a Delaware corporation (“Zymark”) and a wholly-owned subsidiary of ZYAC, and its subsidiaries achieve revenues from sales of specific products in excess of certain thresholds described in the Stock Purchase Agreement. The closing of the transactions contemplated by the Stock Purchase Agreement occurred on July 14, 2003.

The foregoing description of the Stock Purchase Agreement is a summary and is qualified in its entirety by reference to such agreement filed as Exhibits 7.1 and 7.2 hereto, which is incorporated into this Item 3 by reference.

ITEM 4.	PURPOSE OF TRANSACTION.

The shares of Company Common Stock issued by the Company to Berwind pursuant to the Stock Purchase Agreement were acquired, and Berwind’s right to receive the Contingent Shares pursuant to the terms of the Stock Purchase Agreement was granted, as partial consideration for the Purchase pursuant to the Stock Purchase Agreement described in Item 3 to this Statement. The description of the Stock Purchase Agreement in Item 3 to this Statement is qualified in its entirety by reference to such agreement filed as Exhibits 7.1 and 7.2 hereto. The description of the Stock Purchase Agreement in Item 3 to this Statement and the agreement itself filed as Exhibits 7.1 and 7.2 hereto are incorporated into this Item 4 by reference.

Under the terms of the Stock Purchase Agreement, Berwind has agreed not to sell, offer to sell, solicit offers to buy, dispose of, loan, pledge or grant any right (including voting right) with respect to (collectively, a “Disposition”) all or any portion of the Company Common Stock issued to Berwind in connection with the Stock Purchase Agreement unless and until (i) there is then in effect a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) covering such proposed Disposition and such Disposition is made in accordance with such registration statement or (ii) pursuant to a valid exemption from registration under the Securities Act. Moreover, Berwind has agreed not to effect any Disposition until July 14, 2007, except (i) pursuant to Rule 144 promulgated under the Securities Act, or (ii) in a registered, underwritten public offering.

Berwind has further agreed that, until July 14, 2008, neither Berwind nor any of its affiliates shall, directly or indirectly, (i) purchase or otherwise acquire beneficial ownership of any additional shares of Company Common Stock other than pursuant to the Stock Purchase Agreement, (ii) make, effect, initiate, cause or participate in (A) any acquisition of beneficial ownership of any securities of the Company, or (B) any acquisition of any assets of the Company; (iii) make, effect or initiate (A) any tender offer, exchange offer, merger, business combination, recapitalization, restructuring, liquidation, dissolution or extraordinary transaction involving the Company, or involving any securities or assets of the Company, or (B) without the consent of the Company, any “solicitation” of “proxies” (as those terms are used in the proxy rules of the Securities and Exchange Commission) or consents with respect to any securities of the Company, (iv) form, join or participate in a “group” (as defined in the Exchange Act) with respect to the beneficial ownership of any securities of the Company; (v) act, alone or in concert with others, to seek to control or influence the management, board of directors or policies of the Company; or (vi) announce or propose any of the foregoing.

The Stock Purchase Agreement provides that if, following the issuance of Contingent Shares, the total number of shares of Company Common Stock issued to Berwind pursuant to the Stock Purchase Agreement equals or exceeds 15% of the total number of outstanding shares of Company Common Stock following such issuance, then the Company agrees promptly to amend the Rights Agreement, dated as of December 18, 2001, between the Company and Wells Fargo Bank Minnesota, N.A. (the “Rights Agreement”) by executing, and causing the Company’s Rights Agent (as defined in the Rights Agreement) to execute, an amendment to the Rights Agreement thereby permitting Berwind to acquire up to 17% of the Company’s Common Stock without becoming an Acquiring Person (as defined in the Rights Agreement).

In connection with the Stock Purchase Agreement, the Company agreed that its Board of Directors would (i) adopt the 2003 Acquisition Equity Incentive Plan (“Restricted Stock Plan”) and (ii) grant, pursuant to the Restricted Stock Plan, 140,000 shares of Company Common Stock to specific employees of the Company.

The Stock Purchase Agreement obligates the Company to cause a nominee of Berwind that is reasonably acceptable to the Company (the “Berwind Nominee”) to be appointed to the Company’s Board of Directors by September 14, 2003. Upon expiration of the term of office of the Berwind Nominee or upon the Berwind Nominee’s resignation or removal, the Company has agreed to use its commercially reasonable efforts to nominate such individual or such other nominee of Berwind that is reasonably acceptable to the Company, at Berwind’s discretion, for election to the Company’s Board of Directors. The Company’s obligation to use its commercially reasonable efforts to nominate a nominee of Berwind for election to the Company’s Board of Directors terminates on the date that Berwind owns less than 5% of the issued and outstanding shares of the Company Common Stock.

The parties to the Stock Purchase Agreement have agreed to indemnify each other for certain losses. The Stock Purchase Agreement provides that, in the event Berwind has any liability for indemnification or otherwise to the Company pursuant to the Stock Purchase Agreement, Berwind may satisfy such liability by delivering to the Company the number of shares of Company Common Stock determined by dividing (i) the aggregate dollar amount of such liability by (ii) the lesser of (A) the average share price on the date such liability is determined to be owing by Berwind to the Company; and (B) the average share price on the date such liability is actually satisfied.

The Stock Purchase Agreement provides that any indemnified party has the right to set off any amount then owed to an indemnified party against any amount otherwise payable by an indemnified party to an indemnifying party. If the Company sets off against the Contingent Shares owed to Berwind, the number of shares of Company Common Stock used to off-set any amount owing would be determined by dividing (i) the aggregate dollar amount of the liability being off-set by (ii) the greater of (A) the average share price on the date such liability is determined to be owing by Berwind to the Company; and (B) the average share price on the date such liability is actually satisfied.

Other than as discussed above, Berwind has no plans to effect:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries;

(d) any change in the present Board of Directors of the Company, including any change in the number or term of directors or the filling of any vacancies on the Board of Directors;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) any change in the Company’s charter, bylaws, or instruments corresponding thereto or any other actions which may impede the acquisition of control of the Company by any person;

(h) the delisting of any class of securities of the Company from a national securities exchange or the ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i) any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) any action similar to those enumerated above.

Berwind may further purchase, hold, vote, trade, dispose or otherwise deal in Company Common Stock at times, and in such manner, as it deems advisable to benefit from changes in market prices of such Company Common Stock, changes in the Company’s operations, business strategy or prospects, or from a sale or merger of the Company. Berwind reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to its investments in the Company, including any or all of the actions set forth in paragraphs (a) through (j) above, or acquire additional Company Common Stock or dispose of some or all of the Company Common Stock beneficially owned by it in public market or privately negotiated transactions. Berwind may at any time reconsider and change its plans or proposals relating to the foregoing.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

As of the date of this Statement, Berwind is the “beneficial owner,” as set forth in Rule 13d-3 under the Exchange Act, of 3,150,000 shares of Company Common Stock, which constitutes 12.7% of the Company Common Stock issued and outstanding on May 10, 2003, as reported in the Company’s Quarterly Report on Form 10-Q filed on May 15, 2003.

The Berwind Trusts are members of Berwind, and the Berwind Trusts, their trustees and Berwind’s directors and officers may be deemed to have indirect beneficial ownership of any Company Common Stock owned by Berwind. The Berwind Trusts, their trustees and each director and officer of Berwind disclaims beneficial ownership of the Company Common Stock owned by Berwind. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the foregoing persons is the beneficial owner of the Company Common Stock referred to in this Item for purposes of Section 13(d) of the Exchange Act or any other purpose.

Except as disclosed in this Statement, to the best of the Reporting Person’s knowledge, none of the persons named in Item 2 hereof or on Schedule A hereto beneficially owns any shares of Company Common Stock, nor have any transactions in Company Common Stock been effected during the past 60 days by the Reporting Person or, to the best knowledge of the Reporting Person, by any of the persons named in Item 2 hereof or on Schedule A hereto. In addition, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described above, to Berwind’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

7.1 Stock Purchase Agreement, dated as of June 9, 2003, among Caliper Technologies Corp., The Berwind Company LLC and Berwind Corporation.

7.2 Amendment No. 1 to Stock Purchase Agreement, dated as of July 10, 2003, among Caliper Technologies Corp., The Berwind Company LLC and Berwind Corporation.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2003	THE BERWIND COMPANY LLC

	By:	/s/ VAN BILLET
	Name:	Van Billet
	Title:	Vice President and CFO

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME
7.1	Stock Purchase Agreement, dated as of June 9, 2003, among Caliper Technologies Corp., The Berwind Company LLC and Berwind Corporation.

7.2	Amendment No. 1 to Stock Purchase Agreement, dated as of July 10, 2003, among Caliper Technologies Corp., The Berwind Company LLC and Berwind Corporation.

SCHEDULE A

NAME, TITLE AND ADDRESS	CITIZENSHIP	PRESENT PRINCIPAL BUSINESS ADDRESS
Directors of The Berwind Company LLC:

C.G. Berwind, Jr.	USA	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

Van Billet	USA	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

J. L. Hamling	USA	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

B. J. McKenney	USA	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

Thomas B. Morris, Jr., Esq.	USA	4000 Bell Atlantic Tower 1717 Arch Street Philadelphia, PA 19103

Officers of The Berwind Company LLC:

C. G. Berwind, Jr., Chairman	USA	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

J. L. Hamling, President and CEO	USA	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

V. Billet, Vice President and CFO	USA	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

B. J. McKenney, Vice President, Financial Planning	USA	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

V. R. Richards, Vice President, Planning and Development	USA	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

D.S. Pizzica, Vice President, Treasurer	USA	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

P. I. Lehrer, Vice President and General Counsel	USA	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

M. A. LaRue, Secretary	USA	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

Trusts and Trustees:

Trust Name	Address
C. G. Berwind, Jr., Thomas B. Morris, Jr., Joanna Berwind Creamer and Jessica Berwind Brummett, Trustees u/d/t of Charles G. Berwind dated 2/28/63 for C. G. Berwind, Jr., et al.	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

C. Graham Berwind, III, Joanna Berwind Creamer, J. L. Hamling and Thomas B. Morris, Jr., Trustees u/d/t of C. G. Berwind, Jr. dated 12/31/72 for: C. Graham Berwind, III, et al.	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

Jessica M. Berwind, Joanna Berwind Creamer, J. L. Hamling and Thomas B. Morris, Jr., Trustees u/d/t of C. G. Berwind, Jr., dated 12/31/72 for: Jessica Berwind Brummett, et al.	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

James D. Berwind, Joanna Berwind Creamer, J. L. Hamling and Thomas B. Morris, Jr., Trustees u/d/t of C. G. Berwind, Jr., dated 12/31/72 for: James D. Berwind, et al.	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

Joanna Berwind Creamer, J. L. Hamling and Thomas B. Morris, Jr., Trustees u/d/t of C. G. Berwind, Jr., dated 12/31/72 for: Joanna Berwind Creamer, et al.	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

Trustee Name	Office	Business Address

C. Graham Berwind, Jr.	Chairman of The Berwind Company LLC and Chairman of Berwind Corporation	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

C. Graham Berwind, III	Executive Vice President The Melrose Hotel Company	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

Joanna Berwind Creamer	Trustee	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

Jessica M. Berwind	Marketing Director Berwind Corporation	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

James D. Berwind	President Atlantic Yard Co.	P.O. Box 799 Moultonboro, New Hampshire

James L. Hamling	President and CEO of The Berwind Company LLC and certain related entities	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102

Thomas B. Morris, Jr., Esq.	Attorney, Dechert LLP	4000 Bell Atlantic Tower 1717 Arch Street Philadelphia, PA 19103

The Melrose Hotel Company is engaged, through its affiliated entities, in the business of acquiring and managing hotels. The Melrose Hotel Company’s address is 770 Township Line Road, Suite 150, Yardley, PA 19067.

Atlantic Yard Co. is a mail order provider of upscale garden supplies and its address is P.O. Box 799 Moultonboro, New Hampshire.

Berwind Corporation is engaged, through its subsidiaries, in the ownership and operation of businesses. Berwind Corporation’s address is 3000 Centre Square West, 1500 Market Street, Philadelphia, PA 19102.

Dechert LLP is a law firm and its address is 4000 Bell Atlantic Tower, 1717 Arch Street, Philadelphia, PA 19103.